                                                        EXHIBIT E

                      AGREEMENT OF ASSIGNMENT

          This Agreement of Assignment is entered into between First Southern Funding, Inc., a Kentucky corporation ("Buyer"), First Southern Bancorp, Inc., a Kentucky corporation ("Bancorp"), First Southern Capital Corp., LLC, a limited liability company ("Capital"), and First Southern Investments, LLC, a Kentucky limited liability company ("Investments").

                             PREMISES

          Buyer is a party to a certain Acquisition Agreement (the "Acquisition Agreement"), dated April 20, 1998, between Buyer and United Trust, Inc., an Illinois corporation ("UTI"), as amended, and is a party to a certain Stock Purchase Agreement (the "Stock Purchase Agreement"), dated April 20, 1998, between Buyer and Larry Ryherd, the form of which is attached as Exhibit 1(c) to the Acquisition Agreement. Pursuant to the Acquisition Agreement and the Stock Purchase, Buyer has the right to purchase an aggregate of 929,905 shares of common stock of UTI (the "Shares") as follows:

             SELLER                   No. of Shares     Price Per Share       Aggregate Price
             UTI                      389,715              $10.00              $ 3,897,150
             UTI                      473,523               15.00                7,102,845
             Larry Ryherd             66,666                15.00                  999,990

In addition, Buyer has the right to purchase UTI Convertible Notes in the initial face amount of $2,560,000 for an aggregate purchase price of $3,072,000, pursuant to the Convertible Note Purchase Agreement referred to the Acquisition Agreement, and has an option to purchase additional shares from UTI.

          Buyer desires to assign, in part, its obligation to purchase Shares under the Acquisition Agreement and the Stock Purchase Agreement to Bancorp, Capital and Investments, and Bancorp, Capital and Investments desire to assume such obligations, to enable them to purchase Shares as set forth below. Buyer, Bancorp, Capital and Investments desire to structure such assignment so that the average cost per share paid by each of them to acquire shares of common stock of UTI from time to time, including expenses, is the same.

                     AGREEMENT AND ASSIGNMENT

          Now, therefore, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Of the total 929,905 Shares Buyer has the right and obligation to purchase under the Acquisition Agreement:

     a. Buyer assigns and transfers to Bancorp, and Bancorp accepts and assumes, the right and obligation to purchase a total of 43,000 Shares at a price of $15.00 per share, subject to the adjustment provisions set out below;

     b. Buyer assigns and transfers to Capital, and Capital accepts and assumes, the right and obligation to purchase a total of 81,100 Shares at a price of $10.00 per share and 101,933 Shares at a price of $15.00 per share, subject to the adjustment provisions set out below; and

     c. Buyer assigns and transfers to Investments, and Investments accepts and assumes, the right and obligation to purchase a total of 9,805 Shares at a price of $10.00 per share and 12,330 Shares at a price of $15.00 per share, subject to the adjustment provisions set out below.


2. Bancorp, Capital and Investments each agrees to pay the purchase price payable by it, as set forth above, in immediately available funds at or before the closing of the Acquisition Agreement and the Stock Purchase Agreement. To facilitate the payment of the purchase price at the closing in the manner required by the Acquisition Agreement and Stock Purchase Agreement, Bancorp, Capital and Investments shall provide Buyer, in immediately available funds, the portion of the purchase price payable by it, in accordance with such directions as Buyer may deem expedient for completing the purchase of the Shares at the closing, and each hereby appoints Buyer its agent and attorney-in-fact for the purpose of delivering such purchase price for the Shares being acquired by it and completing the purchase of such Shares at the closing.


3. Bancorp, Capital and Investments each hereby agrees to assume and be bound by, and not take any action which would cause a breach of, the obligations of Buyer under the Acquisition Agreement and Stock Purchase Agreement.


4. The parties have allocated the purchase price for the shares so that, upon the closing of the purchase of shares from UTI and Mr. Ryherd, the aggregate amount of the investment by Buyer, Bancorp, Capital and Investments in shares of common stock of UTI (including expenses incurred to acquire the shares) will be as nearly equal as practicable on a per share basis. The parties agree to adjust the prices payable by them hereunder if any of them acquire additional shares of UTI common stock from time to time so that the aggregate amount of the investment by Buyer, Bancorp, Capital and Investments in shares of common stock of UTI (including expenses incurred to acquire the shares) shall be as nearly equal as practicable on a per share basis. The adjustment shall be subject to applicable tax, securities and regulatory requirements. This provision will continue until the Option Agreement between Buyer and UTI terminates or Buyer is no longer entitled to purchase any shares thereunder.


5. This Agreement of Assignment may be executed in counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the parties have executed this Agreement of Assignment effective the 20th day of November, 1998, each intending to be legally bound.


                              FIRST SOUTHERN FUNDING, INC.

                              By /S/ RANDALL ATTKISSON
                                 Randall Attkisson, Treasurer


                              FIRST SOUTHERN BANCORP, INC.


                              By /S/ RANDALL ATTKISSON
                                 Randall Attkisson, Vice President


                              FIRST SOUTHERN CAPITAL CORP., LLC


                              By /S/ RANDALL ATTKISSON
                                 Randall Attkisson, Manager

                              FIRST SOUTHERN INVESTMENTS, LLC


                              By /S/ RANDALL ATTKISSON
                                 Randall Attkisson, President